Exhibit 2.01
Resource Extraction Payment Report
Resource Extraction Issuer: USA Compression Partners, LP

(i) The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals	$0(1)
(ii) The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government	$0
(iii) The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD	$0
(iv) The currency used to make the payments	U.S. dollars
(v) The fiscal year in which the payments were made	Fiscal Year ended December 31, 2024
(vi) The business segment of the resource extraction issuer that made the payments	N/A
(vii) The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located	N/A
(viii) The project of the resource extraction issuer to which the payments relate	N/A
(ix) The particular resource that is the subject of commercial development	Natural gas
(x) The method of extraction used in the project	Well
(xi) The major subnational political jurisdiction of the project	USA
Footnote:
1.USA Compression Partners, LP has not made any payments to the U.S. federal government or any foreign governments for the purpose of commercial development of oil and natural gas during the year ended December 31, 2024. USA Compression Partners, LP is not subject to federal income tax at the USA Compression Partners, LP entity level. The information within this report has been prepared and is presented in accordance with Rule 13q-1 (17 CFR 240.13q-1) under the Securities Exchange Act of 1934, as amended (“the Rule”). This report is limited to payments required to be disclosed by the Rule.